SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Mar-08

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		5,728,631	0.88375%	0.40806%
Share	Common, nominative, no nominal price and book-entry share		262	0.00003%	0.00003%
ADRs	Unibanco´s ADR		24,000	0.00000%	0.00000%
Final Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		5,608,629	0.43262%	0.19975%
Share	Common, nominative, no nominal price and book-entry share		262	0.00002%	0.00001%
ADRs	Unibanco´s ADR		24,000	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		5,728,621	1.05127%	0.69709%
Share	Common, nominative, no nominal price and book-entry share		28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR		-	0.00000%	0.00000%
Final Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		5,608,621	0.51462%	0.34124%
Share	Common, nominative, no nominal price and book-entry share		28,337,826	5.11757%	0.00000%
ADRs	Unibanco´s ADR		24,000	0.00000%	0.00000%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
Note:	The difference between the final and the initial balance mentions alteration in the Board Directors advice composition.
(1)	In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

Mar-08

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILERIOS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				6,400,762	0.49372%	0.22797%
Share	Common, nominative, no nominal price and book-entry share				212	0.00000%	0.00000%
Initial Balance (Eurobond)
Security/ Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Initial Balance (ADR)
Security/ Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				10,700	-	-
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Sales	13.03	2,000	10.90	21,800.00
		Unibanco	Sales	17.03	7,000	10.33	72,275.00
		Unibanco	Rent	05.03	800	-	-
		Unibanco	Sales	05.03	18,000	11.57	208,170.00
		Unibanco	Sales	05.03	26,850	11.50	308,775.00
		Unibanco	Sales	31.03	60,000	10.14	608,100.00
		Unibanco	Sales	10.03	20,000	10.77	215,400.00
		Unibanco	Sales	01.03	836	11.85	9,902.42
		Unibanco	Sales	28.03	900	10.18	9,162.00
		Unibanco	Sales	04.03	800	11.13	8,900.00
		Unibanco	Sales	04.03	90	11.13	1,001.25
		Unibanco	Sales	05.03	1,200	11.57	13,878.00
		Unibanco	Sales	25.03	900	10.58	9,522.00
		Unibanco	Sales	03.03	1,000	11.66	11,655.00

			Total Sales	-	140,376		1,498,540.67
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Purchase	03.03	10,306	11.55	118,982.77
		Unibanco	Purchase	03.03	22,268	11.55	257,084.06
		Unibanco	Purchase	03.03	6,359	11.55	73,414.66
		Unibanco	Purchase	03.03	22,601	11.55	260,928.55
		Unibanco	Purchase	18.03	700	10.65	7,451.50
		Unibanco	Purchase	12.03	14,060	11.55	162,322.70
		Unibanco	Purchase	03.03	20,315	11.55	234,536.68
		Unibanco	Purchase	03.03	97,066	11.55	1,120,626.97
		Unibanco	Purchase	03.03	70,565	11.64	821,376.60
		Unibanco	Purchase	03.03	84,121	11.55	971,176.95
		Unibanco	Purchase	12.03	78,728	11.55	908,914.76
		Unibanco	Purchase	03.03	13,356	11.55	154,195.02
		Unibanco	Purchase	05.03	9,455	11.55	109,157.98
		Unibanco	Purchase	12.03	47,888	11.55	552,866.96
		Unibanco	Purchase	03.03	10,436	11.55	120,483.62
		Unibanco	Purchase	03.03	43,404	11.55	501,099.18
		Unibanco	Purchase	03.03	48,020	11.55	554,390.90
		Unibanco	Purchase	03.03	56,348	11.55	650,537.66
		Unibanco	Purchase	03.03	10,086	11.55	116,442.87
		Unibanco	Purchase	03.03	11,638	11.55	134,360.71
		Unibanco	Purchase	03.03	7,893	11.55	91,124.69
		Unibanco	Purchase	03.03	17,656	11.55	203,838.52
		Unibanco	Purchase	03.03	10,153	11.55	117,216.39
		Unibanco	Purchase	03.03	5,453	11.55	62,954.89
		Unibanco	Purchase	03.03	10,064	11.55	116,188.88
		Unibanco	Purchase	12.03	9,448	11.55	109,077.16
		Unibanco	Return of rent securities	11.03	4,900	-	-
		Unibanco	Return of rent securities	10.03	800	-	-
		Unibanco	Purchase	03.03	8,184	11.55	94,484.28
		Unibanco	Purchase	05.03	60,000	4.48	268,620.00
		Unibanco	Purchase	03.03	10,741	11.55	124,004.85
		Unibanco	Purchase	03.03	92,981	11.55	1,073,465.65
		Unibanco	Purchase	03.03	10,035	11.55	115,854.08
		Unibanco	Purchase	03.03	6,959	11.55	80,341.66
		Unibanco	Purchase	03.03	789	11.13	8,777.63
		Unibanco	Purchase	03.03	15,178	11.55	175,230.01
		Unibanco	Purchase	31.03	120,000	4.49	538,800.00
		Unibanco	Purchase	03.03	70,027	11.55	808,461.72
		Unibanco	Purchase	10.03	40,000	2.04	81,700.00
		Unibanco	Purchase	12.03	22,122	11.55	255,398.49
		Unibanco	Purchase	12.03	23,334	4.48	104,547.99
		Unibanco	Purchase	03.03	16,579	11.55	191,404.56
		Unibanco	Purchase	04.03	23,334	4.48	104,454.65
		Unibanco	Purchase	12.03	32,225	11.55	372,037.63
		Unibanco	Purchase	03.03	15,868	11.55	183,196.06
		Unibanco	Purchase	05.03	80,000	4.48	358,160.00
		Unibanco	Purchase	03.03	14,825	11.55	171,154.63
		Unibanco	Purchase	07.03	20,000	4.48	89,560.00
		Unibanco	Purchase	03.03	14,141	11.55	163,257.85
		Unibanco	Purchase	03.03	25,905	11.13	288,193.13

			Total Purchase	-	1,467,314	-	14,181,856.40
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				7,596,804	0.58597%	0.27056%
Share	Common, nominative, no nominal price and book-entry share				212	0.00001%	0.00001%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8,70% 11/02/2010				210,859	-	-
Final Balance (ADR)
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type/Class	Total
ADR	Unibanco´s ADR				10,700	-	-

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers		( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				6,397,572	0.58701%	0.75863%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Sales	13.03	2,000	10.90	21,800.00
		Unibanco	Sales	17.03	7,000	10.33	72,275.00
		Unibanco	Rent	05.03	800	-	-
		Unibanco	Sales	05.03	18,000	11.57	208,170.00
		Unibanco	Sales	05.03	26,850	11.50	308,775.00
		Unibanco	Sales	31.03	60,000	10.14	608,100.00
		Unibanco	Sales	10.03	20,000	10.77	215,400.00
		Unibanco	Sales	01.03	836	11.85	9,902.42
		Unibanco	Sales	28.03	900	10.18	9,162.00
		Unibanco	Sales	04.03	800	11.13	8,900.00
		Unibanco	Sales	04.03	90	11.13	1,001.25
		Unibanco	Sales	05.03	1,200	11.57	13,878.00
		Unibanco	Sales	25.03	900	10.58	9,522.00
		Unibanco	Sales	03.03	1,000	11.66	11,655.00

			Total Sales	-	140,376	-	1,498,540.67
Share	Preferred, nominative, no nominal price and book-entry share	Unibanco	Purchase	03.03	10,306	11.55	118,982.77
		Unibanco	Purchase	03.03	22,268	11.55	257,084.06
		Unibanco	Purchase	03.03	6,359	11.55	73,414.66
		Unibanco	Purchase	03.03	22,601	11.55	260,928.55
		Unibanco	Purchase	18.03	700	10.65	7,451.50
		Unibanco	Purchase	12.03	14,060	11.55	162,322.70
		Unibanco	Purchase	03.03	20,315	11.55	234,536.68
		Unibanco	Purchase	03.03	97,066	11.55	1,120,626.97
		Unibanco	Purchase	03.03	70,565	11.64	821,376.60
		Unibanco	Purchase	03.03	84,121	11.55	971,176.95
		Unibanco	Purchase	12.03	78,728	11.55	908,914.76
		Unibanco	Purchase	03.03	13,356	11.55	154,195.02
		Unibanco	Purchase	05.03	9,455	11.55	109,157.98
		Unibanco	Purchase	12.03	47,888	11.55	552,866.96
		Unibanco	Purchase	03.03	10,436	11.55	120,483.62
		Unibanco	Purchase	03.03	43,404	11.55	501,099.18
		Unibanco	Purchase	03.03	48,020	11.55	554,390.90
		Unibanco	Purchase	03.03	56,348	11.55	650,537.66
		Unibanco	Purchase	03.03	10,086	11.55	116,442.87
		Unibanco	Purchase	03.03	11,638	11.55	134,360.71
		Unibanco	Purchase	03.03	7,893	11.55	91,124.69
		Unibanco	Purchase	03.03	17,656	11.55	203,838.52
		Unibanco	Purchase	03.03	10,153	11.55	117,216.39
		Unibanco	Purchase	03.03	5,453	11.55	62,954.89
		Unibanco	Purchase	03.03	10,064	11.55	116,188.88
		Unibanco	Purchase	12.03	9,448	11.55	109,077.16
		Unibanco	Return of rent securities	11.03	4,900	-	-
		Unibanco	Return of rent securities	10.03	800	-	-
		Unibanco	Purchase	03.03	8,184	11.55	94,484.28
		Unibanco	Purchase	05.03	60,000	4.48	268,620.00
		Unibanco	Purchase	03.03	10,741	11.55	124,004.85
		Unibanco	Purchase	03.03	92,981	11.55	1,073,465.65
		Unibanco	Purchase	03.03	10,035	11.55	115,854.08
		Unibanco	Purchase	03.03	6,959	11.55	80,341.66
		Unibanco	Purchase	03.03	789	11.13	8,777.63
		Unibanco	Purchase	03.03	15,178	11.55	175,230.01
		Unibanco	Purchase	31.03	120,000	4.49	538,800.00
		Unibanco	Purchase	03.03	70,027	11.55	808,461.72
		Unibanco	Purchase	10.03	40,000	2.04	81,700.00
		Unibanco	Purchase	12.03	22,122	11.55	255,398.49
		Unibanco	Purchase	12.03	23,334	4.48	104,547.99
		Unibanco	Purchase	03.03	16,579	11.55	191,404.56
		Unibanco	Purchase	04.03	23,334	4.48	104,454.65
		Unibanco	Purchase	12.03	32,225	11.55	372,037.63
		Unibanco	Purchase	03.03	15,868	11.55	183,196.06
		Unibanco	Purchase	05.03	80,000	4.48	358,160.00
		Unibanco	Purchase	03.03	14,825	11.55	171,154.63
		Unibanco	Purchase	07.03	20,000	4.48	89,560.00
		Unibanco	Purchase	03.03	14,141	11.55	163,257.85
		Unibanco	Purchase	03.03	25,905	11.13	288,193.13

	Total Purchase	-	1,467,314		14,181,856.40
Final Balance
Security / Derivative	Features of the Securities		Quantity	% of participation
				Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share		7,593,614	0.69676%	0.90046%
Share	Common, nominative, no nominal price and book-entry share		-	0.00000%	0.00000%

Note: The difference between the final and the initial balance mentions alteration in the Board Directors advice composition.

(*) Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).
(**) It refers to rent of securities.
(1)	In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:	The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.